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Exhibit 99.2

Food Company, Inc.
P.O. Box 5132 • Westlake Village, CA 91359-5132

NEWS RELEASE

DOLE FOOD COMPANY, INC. Contact: C. Michael Carter 818-879-6810	DAVID H. MURDOCK Contact: Scott A. Griswold 310-209-3816

DAVID H. MURDOCK AND DOLE FOOD COMPANY, INC.
ANNOUNCE MERGER AGREEMENT

        WESTLAKE VILLAGE, California—December 18, 2002—David H. Murdock and Dole Food Company, Inc. (NYSE: DOL) announced today that they have signed a definitive merger agreement that allows Mr. Murdock to acquire the approximately 76% of Dole's outstanding common stock that he and his family do not own for $33.50 per share in cash. The per share consideration places the total enterprise value of Dole, which includes the assumption of debt, at approximately $2.5 billion.

        The transaction has been unanimously approved by the board of directors of Dole, with Mr. Murdock abstaining, following the unanimous recommendation of a Special Committee of outside directors of Dole that was formed on September 24, 2002 to respond to Mr. Murdock's original proposal of $29.50 per share, in cash. On October 23, 2002, the Special Committee had advised Mr. Murdock that it had rejected a transaction at the $29.50 per share price and that it had directed its independent financial advisor, Goldman, Sachs & Co., to contact potential financial and strategic buyers. Negotiations continued between the Special Committee and Mr. Murdock concerning price and other terms and conditions, while Goldman, Sachs & Co. conducted a process to determine if there was interest in acquiring Dole from other potential buyers.

        The proposed transaction price of $33.50 per share represents an increase of $4.00 per share (or 14%) over Mr. Murdock's original proposal, and a 37% premium over the $24.49 per share price of the stock prior to Mr. Murdock's proposal of September 22, 2002. Goldman, Sachs & Co. acted as financial advisor, and provided its fairness opinion, to the Special Committee. Mr. Murdock was advised by Deutsche Bank Securities Inc. in connection with the transaction.

        Dole will promptly file proxy materials with the Securities and Exchange Commission for a special meeting of stockholders to vote on the proposed merger of DHM Acquisition Company, Inc., which is wholly owned by David H. Murdock, into Dole. It is anticipated that the special meeting will be held in late February or early March, 2003, with the exact timing dependent on the completion of necessary filings. The merger is also conditioned upon the approval of the merger by stockholders who own a majority of the outstanding shares which David H. Murdock or his family do not already own. If the merger is approved, any shares not owned by David H. Murdock will be converted into the right to receive $33.50 per share in cash.

        In a related development, Mr. Murdock and Dole's board of directors announced today that they have reached a settlement in certain class action lawsuits that had been filed by shareholder plaintiffs in response to Mr. Murdock's initial proposal. The settlement, which has been memorialized in a memorandum of understanding, requires court approval, and is intended to resolve all claims that have or may be filed in connection with the proposed merger and related disclosures. The settlement has been accepted by a majority of the putative class representatives.

        It is anticipated that funds necessary to purchase the outstanding shares of Dole will be provided by Mr. Murdock and a bank group led by Deutsche Bank, Scotia Capital and Bank of America. Commitment letters have been received from those banks and their affiliates for the financing required to complete the transaction and refinance certain of Dole's debt, subject to the execution of definitive loan agreements and the satisfaction of the conditions therein. Such financing is currently expected to consist of up to $1.15 billion of senior secured credit facilities (currently expected to consist of up to $850 million of term loan facilities and up to $300 million of revolving credit facilities, a portion of which revolving credit facilities will be drawn upon on the closing date of the merger) and up to $450 million of new debt securities. Completion of the merger is subject to the completion of this financing. In addition, Dole and Mr. Murdock announced that, assuming the merger receives the required approval by Dole stockholders and becomes effective, Dole expects to redeem or retire its 7% Notes due 2003 and 6 3/8% Notes due 2005. Dole also expects that its 7 1/4% Senior Notes due 2009 and 7 7/8% Debentures due 2013 will remain outstanding. Dole intends to modify the Senior Notes due 2009 and Debentures due 2013 to provide for substantially the same interest rate, covenants and guarantees from certain Dole subsidiaries as will be provided for the proposed new debt securities. The exact timing of these actions would be dependent on the timing of the merger.

        This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of Dole Food Company, Inc. Mr. Murdock and Dole will file and deliver all forms, proxy statements, notices and documents required under state and federal law with respect to the merger. Dole shortly will be filing preliminary proxy materials with the Securities and Exchange Commission. Upon expiration of the waiting period required under the federal securities laws to permit the SEC to review and comment upon the preliminary proxy materials, Dole will call a special meeting of its stockholders to vote on the merger and will file with the SEC and mail to Dole's stockholders the definitive proxy materials. The definitive proxy materials will contain important information regarding the merger, including, among other things, the recommendation of Dole's board of directors in respect of the merger. Stockholders of Dole are advised to read the definitive proxy materials, including the proxy statement and the Agreement and Plan of Merger, before making any decisions regarding the merger. Copies of the definitive proxy materials, and any amendments or supplements thereto, may be obtained without charge at the SEC's website at www.sec.gov or Dole's website at www.dole.com as they become available.

        Dole Food Company, Inc., with 2001 revenues of $4.4 billion, is the world's largest producer and marketer of high-quality fresh fruit, fresh vegetables and fresh-cut flowers, and markets a growing line of packaged goods.

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